SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)1
OLD KENT FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

679833103
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [  X ] Rule 13d-1(b)
          [      ] Rule 13d-1(c)
          [      ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 7 pages

CUSIP No. 679833103	Schedule 13G	Page 2 of 7 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

OLD KENT FINANCIAL CORPORATION 38-1986608

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	[X]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person with

(5)	Sole Voting Power	0 shares

(6)	Shared Voting Power	0 shares

(7)	Sole Dispositive Power	0 shares

(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
0% (includes convertible Class B stock)

(12)	Type of Reporting Person*
HC

Note: This is a final filing for Old Kent Financial Corporation, whose corporate existence ceased via merger. Current and future reports are being filed by Fifth Third Bancorp.

CUSIP No. 679833103	Schedule 13G	Page 3 of 7 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

OLD KENT BANK 38-0892650

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	[X]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person with

(5)	Sole Voting Power	0 shares

(6)	Shared Voting Power	0 shares

(7)	Sole Dispositive Power	0 shares

(8)	Shared Dispositive Power	0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
0% (includes convertible Class B stock)

(12)	Type of Reporting Person*
BK

Note: The name of Old Kent Bank was changed to Fifth Third Bank. This is the final filing under the name Old Kent Bank. Current and future reports are being filed under the name of Fifth Third Bank.

CUSIP No. 679833103	Schedule 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Old Kent Financial Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

111 Lyon Street, N.W. Grand Rapids, Michigan 49503

Item 2(a).	Name of Person Filing:

Fifth Third Bank, formerly known as Old Kent Bank, on its own behalf and on behalf of Old Kent Financial Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

111 Lyon Street, N.W., Grand Rapids, Michigan 49503

Item 2(c).	Citizenship:

Michigan

Item 2(d).	Title of Class of Securities:

Common Stock, $1 par value

Item 2(e).	CUSIP Number:

679833103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[X]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[X]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 5 of 7 pages
Item 4.	Ownership.

	(a)	Amount Beneficially Owned:	0 shares

	(b)	Percent of Class:	0%

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	0 shares

(ii)	Shared power to vote or to direct the vote	0 shares

(iii)	Sole power to dispose or to direct the disposition of	0 shares

(iv)	Shared power to dispose or to direct the disposition of	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Old Kent Bank, a Michigan banking corporation which was a wholly-owned subsidiary of Old Kent Financial Corporation.

Item 8.	Identification and Classification of Members of the Group.

See attached Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 6 of 7 pages
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002	Old Kent Financial Corporation By: /s/ Kenneth C. Krei Kenneth C. Krei, its Executive Vice President as of the merger

February 14, 2002	Old Kent Bank, now known as Fifth Third Bank By: /s/ Kenneth C. Krei Executive Vice President